Exhibit 99.1

CMGE Reports Second Quarter 2014 Unaudited Financial Results

HONG KONG, August 18, 2014 — China Mobile Games and Entertainment Group Limited (“CMGE” or the “Company”) (Nasdaq: CMGE), a leading mobile game company in China, today reported its unaudited financial results for the second quarter ended June 30, 2014.

Second Quarter 2014 Financial Highlights

•	Revenues were RMB274.6 million (US$44.3 million1), compared with RMB72.0 million in the second quarter of 2013 and RMB214.7 million in the first quarter of 2014. Revenues were 281.4% higher year-over-year and 27.9% higher quarter-over-quarter.

•	Operating income was RMB43.6 million (US$7.0 million), compared with operating loss of RMB13.2 million in the second quarter of 2013 and operating income of RMB37.6 million in the first quarter of 2014. Operating income was RMB56.8 million higher year-over-year and 16.0% higher quarter-over-quarter.

•	Pre-tax income was RMB50.5 million (US$8.1 million), compared with pre-tax loss of RMB12.1 million in the second quarter of 2013 and pre-tax income of RMB40.6 million in the first quarter of 2014. Pre-tax income was RMB62.6 million higher year-over-year and 24.4% higher quarter-over-quarter.

•	Net income was RMB54.9 million (US$8.8 million), compared with net loss of RMB12.6 million in the second quarter of 2013 and net income of RMB34.7 million in the first quarter of 2014. Net income was RMB67.5 million higher year-over-year and 58.2% higher quarter-over-quarter.

•	Non-GAAP[2] net income, excluding (1) share-based compensation expenses and (2) independent committee investigation costs, was RMB63.1 million (US$10.2 million), compared with non-GAAP net loss of RMB3.9 million in the second quarter of 2013 and non-GAAP net income of RMB38.3 million in the first quarter of 2014. Non-GAAP net income was RMB67.0 million higher year-over-year and 64.8% higher quarter-over-quarter.

•	Basic and diluted earnings per American depositary share[3] (“ADS”) were RMB1.76 (US$0.28) and RMB1.66 (US$0.27), respectively, compared with basic and diluted loss per ADS of RMB0.66 in the second quarter of 2013. Basic and diluted earnings per ADS were RMB1.26 and RMB1.16, respectively, in the first quarter of 2014.

Second Quarter Select Operating Data

•	Total paying user accounts[4] for social games were 5.0 million, compared with 1.4 million in the second quarter of 2013 and 3.6 million in the first quarter of 2014. Average revenue per paying user account (“ARPU”) for social games was RMB40.1, compared with RMB20.8 in the second quarter of 2013 and RMB39.8 in the first quarter of 2014.

•	Total paying user accounts[5] for single-player games (excluding single-player game bundles) were 3.7 million, compared with 3.9 million in the second quarter of 2013 and 3.5 million in the first quarter of 2014. ARPU for single-player games (excluding single-player game bundles) was RMB15.6, compared with RMB3.3 in the second quarter of 2013 and RMB13.6 in the first quarter of 2014.

[1]	This announcement contains translations of certain Renminbi (RMB) amounts into U.S. dollars (US$) at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB6.2036 to US$1.00, the effective noon buying rate as of June 30, 2014 in The City of New York for cable transfers of RMB as set forth in H.10 weekly statistical release of the Federal Reserve Board.
[2]	Non-GAAP measures and related reconciliations to GAAP measures are described in the accompanying sections titled “About Non-GAAP Financial Measures” and “Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures” at the end of this press release.
[3]	One ADS represents 14 Class A ordinary shares of the Company’s stock.
[4]	Total paying users for social games represent the number of users (as measured by user accounts) that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user accounts.
[5]	Total paying users for single-player games represents (i) the number of user accounts that have purchased in-game items for the relevant period, adjusted to eliminate double-counting of the same user, and (ii) the total number of games purchased through application stores.

•	Total subscriptions[6] for single-player game bundles were 0.9 million in the second quarter of 2014, compared with 2.0 million in the second quarter of 2013 and 1.1 million in the first quarter of 2014. Average revenue per subscription for single-player game bundles was RMB3.7, compared with RMB5.2 in the second quarter of 2013 and RMB3.6 in the first quarter of 2014.

Ken Xiao, chief executive officer of CMGE, said “I am pleased with our continued strong financial performance in the second quarter of 2014. I would like to update everyone with a number of exciting developments and achievements with respect to CMGE’s self-developed games, game publishing, intellectual property, user acquisitions, game engine and user community development. We believe these developments and achievements have positioned our company for long-term growth.

“Self-developed games: CMGE currently has 21 game development workshops. In the second quarter, we continue to develop many mobile games based on intellectual property (“IP”) that we have already acquired, with majority of them expected to launch in the third and fourth quarter. Beginning in September, we plan to launch one popular self-developed game each month. At the end of September, CMGE plans to launch a massively multiplayer online action role playing game (“MMOARPG”), The New Legend , which is co-developed with 7cool .. The game is based on the Legend series, the name rights of which Shanda Games has authorized us to use. This is the first official mobile game based on The Legend series. The World of Legend has accumulated an extensive player base over the past 11 years in China. The New Legend will be the first official mobile game of this series incorporating real-time communication, allowing players to interact by voice in real-time. Our first large scale multiplayer action role-playing (“ARPG”) game, Shang Gu Dou Hun will enter open beta testing in early October. The closed beta testing of another mobile game, Xing Yue Chuan Qi , will be conducted during early November and is scheduled to be launched simultaneously with the TV drama of the same name, for which we obtained the IP rights. In addition to new products, our existing self-developed game Joyful Da Ying Jia continues to generate revenue growth quarter-over-quarter. We look forward to continue strong growth of our self-developed games during the third quarter and aim to become one of the top five mobile game developers in China by the end of 2014.”

“Publishing business: In the second quarter, our existing published games such as Wu Xia Q Zhuan , Monster Island , Ji Zhan San Guo (previously San Guo Zhi Wei Li Jia Qiang Ban , Minion Rush and Riptide 2 continue to generate growth in number of active users, number of paid users and revenues. In the second quarter, we launched four new games, namely, Super Hero , Barcode Footballer , Bu Bu Jing Qing and Da Nao Tian Gong HD . Among these games, it is worth mentioning that Super Hero has been extremely successful. It was launched on all Android platforms on May 20 with next day retention rates reaching 55% and 7-Day retention rates reaching 30%. Within two days of its launch in Apple Inc.’s App Store on June 12, it was ranked No. 1 among free-download games and No. 9 among best-selling games and has remained one of the top games in the App Store. Despite launching on Apple Inc.’s App Store in June, Super Hero has already generated monthly gross billings of over RMB40 million. In addition, the monthly gross billings of Da Nao Tian Gong HD reached over RMB8 million and conducted open beta testing on July 11. Barcode Footballer and Bu Bu Jing Qing are still in the beta testing stage and are scheduled to officially launch by the end of August. Among our products published overseas in Taiwan, Hong Kong & Macau, including Wu Shuang San Guo , Monster Island , Da Hua Xi You and Wei Shou Lai Xi , Monster Island and Da Hua Xi You have been consistently ranked among the top 20 paid games for iOS. In addition, Da Hua Xi You has continuously ranked among the top 5 free games for iOS. For the third quarter, CMGE has more exciting games in the pipeline to be published overseas, including games such as Chao Shen Xue Yuan , Chao Shen Lian Meng , Chao Shen Xiao Jing Ling and Da Nao Tian Gong HD . In addition, we expect to begin promoting Re Xue Zhan Ji in Hong Kong, Macau and Taiwan in September, which we previously beta tested in China.”

[6]	Total subscriptions represent the total number of monthly subscriptions to our game bundles offered through mobile network operators. A user who pays two subscription fees during one month to subscribe to different game bundles would be counted as two subscriptions.

“Intellectual property: So far in 2014, we have already made many exciting achievements in our IP cooperation. In the area of animation, CMGE has been authorized by Toei Animation Co., Ltd. and has already begun to develop mobile games based on the famous Japanese animation One Piece and Ikkyu San .. In addition, we have formed a strategic partnership with GREE to co-develop and publish the first official mobile game based on the famous animation, Naruto , in China. In terms of classic games, we have been granted the exclusive right by Tecmo Koei to publish a mobile game version of Uncharted Water 5 in China. CMGE has also signed an agreement with SNK Playmore to publish classic games such as King of Fighters’ 97 , Samurai Spirits II and Metal Slug 2 , as well as to develop card games based on Samurai Spirits .. In the area of television, CMGE has obtained exclusive rights to produce mobile games based on Bu Bu Jing Qing and Xing Yue Chuan Qi .. Bu Bu Jing Qing already began closed beta testing in the second quarter. Finally, we have also obtained rights from the Shaolin Temple to develop mobile games with themes based on the Shaolin Temple. CMGE has also been self-developing its own IP called Hero’s Blade , aspects of which are being produced by the former Blizzard team and the world-class team that previously produced League of Legend and Fates Forever .. CMGE will continue to develop mobile games based on Hero’s Blade as well as develop related products such as cartoons and other products.”

“User acquisition: We have pre-installed our game center application on over 35 million handsets by the first half of this year and we are on target to pre-install our game center application on over 80 million handsets for the full 2014 year. CMGE has entered into strategic cooperation with a number of free wifi service providers and has been intensifying its cooperation with companies such as Bus Online Holdings Company Limited, Shenzhen Ju Yang Information Media Co. Ltd., Shenzhen Pay1pay Technology Co., Ltd., Beijing Zhong Jiao Xun Tong and Beijing Zhong Jiao Hui Neng. We believe our user acquisition resulting from the expansion of free wifi networks will increase significantly in the upcoming few quarters.

“Game Engine and User Community: CMGE has invested in and formed a strategic partnership with Beijing Super Flash Software Co. Ltd. (“Beijing Super Flash”), which announced on August 2 that its “Mobimirage” game engine began to be open to all game developers. We believe the high efficiency and excellent performance of this game engine will attract many game developers. We also believe that our strategic partnership with Beijing Super Flash will allow us to add many more outstanding games to our game pipeline. In addition, CMGE previously invested in Yunva Technology Co. Ltd., and in the second quarter, we began incorporating its two major products, YAYA Yu Yin and WAYA Shi Pin, into CMGE’s products, including a series of poker games with live interactive voice and video communication that CMGE plans to launch in August. Moreover, in the many upcoming social games published by CMGE, we will incorporate YAYA Yu Yin to facilitate real time communication among players. Finally, during the second quarter, CMGE invested and entered into a strategic cooperation with Shenzhen Jin Huan Tian Lang Technology Co. Ltd. (“Jin Huan Tian Lang”), a leading mobile poker game company in China. Jin Huan Tian Lang’s “Wa Wa Le Yuan” has a history of over 10 years dedicated to establishing a social platform based on poker games with multiple social functions, such as the “buddy system”, instant messaging, virtual marriage, forums, photo albums and auctions, among others. Currently, Jin Huan Tian Lang has monthly gross billings of more than RMB45 million and MAUs of over 20 million.

According to the 2014 First Quarter Mobile Game Market Analysis Report published by Analysys International, CMGE again ranks first among China’s mobile game publishers with 18.1% of market share in China (in terms of gross billings). In conclusion, during the second quarter of 2014, CMGE has seen positive growth with its self-developed games as well as publishing business. We believe CMGE’s self-developing business growth will continue in the second half of 2014 and its publishing business will also record solid growth.”

Mr. Ken Chang, CMGE’s chief financial officer, added, I am pleased with our second quarter financial performance: revenues increased by 27.9% and net profit increased by 58.2% quarter-over-quarter. During the quarter, our self-developed games as well as our publishing distribution platform continued to deliver strong growth. Our operating data for both social games and single-player games recorded impressive growth. Paying users for social games and single-player games increased by 38.9% and 5.7%, respectively, compared to the prior quarter. Our net margin improved to 20.0%, up from 16.1% in the prior quarter. Our operating expenses as a percentage of revenues were comparable to the prior quarter. In addition, we continued to expand our top line while conducting prudent cost control management.

Organizational restructuring of publishing business in June 2014

In June 2014, CMGE’s CEO led an organizational restructuring of our game publishing business, one of our three business segments. The restructuring included personnel changes, relocation of employees and reassignment of managerial roles in our game publishing business. The primary purpose of the restructuring was to streamline the Company’s operations, increase efficiencies and better position the Company for profitable long-term growth.

The reorganization was successfully completed and achieved our expected results. Substantially all of the management team members of the publishing division have new assignments within the division. Mr. Ying Shuling will continue to take part in driving the growth of CMGE’s game publishing business.

Second Quarter 2014 Results

Revenues

Total net revenues were RMB274.6 million (US$44.3 million), an increase of 281.4% from RMB72.0 million during the same period last year and an increase of 27.9% from RMB214.7 million in the prior quarter. The sequential increase was mainly due to our continued success in our publishing business, namely the success of Super Hero which was launched in May. The year-over-year increase was due to the strong growth of both our self-developed social games, namely Joyful Da Yin Jia , and our publishing business. The number of paying users for our social games increased by 38.9% quarter-over-quarter and ARPU for the second quarter of 2014 of RMB40.1 was comparable to the prior quarter of RMB39.8. The growth of paying user in our social games was driven by newly published products such as Super Hero .. Meanwhile, our single player games increased by 5.7% quarter-over-quarter and ARPU for the second quarter of 2014 of RMB15.6 was comparable to the prior quarter of RMB13.6.

Cost of Revenues

Cost of revenues was RMB107.0 million (US$17.3 million) during the second quarter of 2014, an increase of 173.7% from RMB39.1 million in the second quarter of 2013 and an increase of 34.3% from RMB79.7 million in the first quarter of 2014. The sequential and year-over-year increases were primarily due to the increase in payments made to mobile carrier channels as our self-developed social game Joyful Da Yin Jia continued to grow, as well as an increase in our single player game publishing business.

The Company’s overall gross margin was 61.0% during the second quarter of 2014, compared with 45.7% in the second quarter of 2013 and 62.9% in the first quarter of 2014. The year-over-year increase was due to an increase in revenues compared to fixed costs, which mainly consist of the amortization of intangible assets. The overall gross margin was comparable to the prior quarter.

Operating Expenses

Operating expenses were RMB123.9 million (US$20.0 million) during the second quarter of 2014, compared with RMB46.1 million in the second quarter of 2013 and RMB97.4 million in the first quarter of 2014. Operating expenses as a percentage of revenues were comparable to the prior quarter. Operating expenses as a percentage of revenues decreased year-over-year significantly as revenues increased substantially while operating expenses increased to a lesser degree.

Selling expenses were RMB69.1 million (US$11.1 million) during the second quarter of 2014, compared with RMB17.3 million in the second quarter of 2013 and RMB56.9 million in the prior quarter. Selling expenses as a percentage of revenues was 25.2%, a decrease from 26.5% for the prior quarter and increased from 24.0% for the same quarter last year. Selling expenses as a percentage of revenues decreased sequentially because of effective marketing efforts, cost control and an increase in revenue. Selling expenses as a percentage of revenues was higher year-over-year as we continued to grow our business partly by increased marketing efforts and our revenues, gross margin and operating income increased significantly as a result.

General and administrative expenses were RMB32.2 million (US$5.2 million) during the second quarter of 2014, compared with RMB17.4 million in the second quarter of 2013 and RMB23.2 million for the prior quarter. General and administrative expenses as a percentage of revenues were 11.8%, an increase from 10.8% in the prior quarter and a decrease from 24.2% for the same quarter last year. General and administrative expenses as a percentage of revenues increased compared to the prior quarter because of higher share-based compensation incurred to motivate and reward our staff, increased overhead for expansion of our business to overseas markets as well as a RMB1.0 million provision cost related to our voluntary independent investigation. General and administrative expenses as a percentage of revenues decreased year-over-year as revenues increased substantially while general and administrative expenses were being controlled.

Research and development expenses were RMB22.6 million (US$3.6 million) during the second quarter of 2014, compared with RMB11.4 million in the second quarter of 2013 and RMB17.4 million in the prior quarter. Research and development expenses as a percentage of net revenues were 8.2% in the second quarter of 2014, a decrease from 15.8% in the second quarter of 2013 and comparable to that of 8.1% in the first quarter of 2014. The year-over-year decrease was due to a substantial increase in revenues.

Share-based compensation expenses totaled RMB7.2 million (US$1.2 million) during the second quarter of 2014, compared with RMB8.6 million in the second quarter of 2013 and RMB3.6 million in the first quarter of 2014. The quarter-over-quarter increase was due to additional shared-based compensation granted to our employee in the second quarter. The year-over-year decrease was mainly due to warrants granted to a consultant during the same quarter last year which was recorded as an expense last year.

Operating Income (Loss)

As a result of the above factors, the Company’s operating income was RMB43.6 million (US$7.0 million) during the second quarter of 2014, compared with an operating loss of RMB13.2 million in the second quarter of 2013, RMB56.8 million higher year-over-year and an increase of 16.0% compared to operating income of RMB37.6 million in the first quarter of 2014.

Non-GAAP operating income excluding (1) share-based compensation and (2) independent committee investigation costs was RMB51.8 million (US$8.4 million) during the second quarter of 2014, an increase of RMB56.3 million compared with a non-GAAP operating loss of RMB4.5 million in the second quarter of 2013, and an increase of 25.7% compared with non-GAAP operating income of RMB41.2 million in the first quarter of 2014.

Other Income

Other income at RMB2.9 million (US$0.5 million) during the second quarter of 2014 mainly represented government grant and foreign exchange gain due to a stronger RMB exchange rate relative to the US dollar. Comparatively, the other income for the first quarter at RMB2.5 million mainly represented a rebate for our public shares offering received from our depositary. Other income for the same quarter last year mainly represented a reversal of accrued social insurance for a subsidiary which was disposed of in the same quarter last year.

Income Tax

The Company had an income tax benefit of RMB4.4 million (US$0.7 million) for the second quarter of 2014, compared and an income tax expense of RMB6.0 million in first quarter of 2014. The income tax benefit in the second quarter of 2014 was due to some of our subsidiaries obtaining tax concessions in the second quarter and the tax provisions for those subsidiaries for the prior quarter being reversed. The income tax benefit increased compared to the same quarter last year as minimal tax was paid as a result of the loss position of the Company in the same quarter last year.

Net Income (Loss)

Net income for the second quarter of 2014 was RMB54.9 million (US$8.8 million), compared with a net loss of RMB12.6 million in the second quarter of 2013 and net income of RMB34.7 million in the first quarter of 2014. Net income was RMB67.5 million higher year-over-year and 58.2% higher quarter-over-quarter. Net income was higher sequentially and year-over-year because of higher operating profit as our revenues increased while expenses increased to a lesser extent. In addition, net income was higher as a result of a tax benefit incurred in the second quarter of 2014.

Non-GAAP net income excluding (1) share-based compensation and (2) independent committee investigation costs was RMB63.1 million (US$10.2 million) during the second quarter of 2014, compared with a non-GAAP net loss of RMB3.9 million in the second quarter of 2013 and non-GAAP net income of RMB38.3 million in the first quarter of 2014.

Basic and Diluted Earnings (Loss) per ADS

Basic and diluted earnings per ADS during the second quarter of 2014 were RMB1.76 (US$0.28) and RMB1.66 (US$0.27), respectively, compared with basic and diluted loss per ADS of RMB0.66 in the second quarter of 2013 and basic and diluted earnings per ADS during the first quarter of 2014 of RMB1.26 and RMB1.16, respectively. Non-GAAP basic and diluted earnings per ADS, excluding (1) share-based compensation and (2) independent committee investigation costs, were RMB2.02 (US$0.32) and RMB1.91 (US$0.31), respectively, during the second quarter of 2014, compared with non-GAAP basic and diluted loss per ADS of RMB0.26 in the second quarter of 2013 and non-GAAP basic and diluted earnings per ADS during the first quarter of 2014 of RMB1.39 and RMB1.29, respectively.

Cash and Cash Equivalents

As of June 30, 2014, the Company had cash and cash equivalents of RMB490.0 million (US$79.0 million) and short-term investments were RMB42.0 million (US$6.8 million).

Common Shares

CMGE had 441.5 million common shares outstanding as of June 30, 2014, or the equivalent of 31.5 million ADSs outstanding.

Business Outlook

For the third quarter of 2014, the Company expects its total revenues to be between RMB 330 million and RMB350 million. This forecast reflects the Company’s current and preliminary view on the estimated performance of our game portfolio and on the market and operational conditions, which may fluctuate and are subject to change.

Conference Call

CMGE’s management will host a conference call to discuss the results at 8:00 a.m. Eastern Daylight Time on August 18, 2014 (8:00 p.m. Beijing time on the same day).

The dial-in details for the live conference call are:

U.S. Toll Free Dial-In	+1 855-500-8701
Hong Kong Dial-In	+852 3051-2745
China Dial-In	400-120-0654
International Dial-In	+65 6723-9385
Conference ID	86081248

A telephone replay of the call will be available after the conclusion of the conference call at 11:00 a.m. Eastern Daylight Time on August 18, 2014 through 09:59 a.m. Eastern Daylight Time on August 24, 2014. The dial-in details for the replay are:

U.S. Toll Free Dial-In	+1 855-452-5696
International Dial In:	+61 2-9003-4211
Conference ID	86081248

A live webcast of the conference call will be available on the investor relations section of CMGE’s website at: http://ir.cmge.com/.

About CMGE

CMGE is the largest publisher and a leading developer of mobile games in China with integrated capabilities across the mobile game value chain. Its fully integrated capabilities include the development, licensing, publishing, distribution and operation of mobile games, primarily in China. Its social games are mainly developed for Android and iOS-based smartphones. CMGE’s extensive distribution network includes its proprietary Game Center application, handset pre-installations, application stores and web platforms and mobile network operators. The Company’s stock is traded on NASDAQ under the symbol CMGE. For more corporate and product information, please visit CMGE’s website at http://www.cmge.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. CMGE may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about CMGE’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: CMGE’s growth strategies as well as business plans; its future development, results of operations and financial condition; its ability to continue to develop new and attractive products and services; its ability to continue to develop new technologies or upgrade its existing technologies; its ability to attract and retain users and customers and further enhance its brand recognition; the expected growth of and trends in the mobile game industry in China; PRC governmental policies and regulations relating to the mobile game industry in China; and competition in the mobile game industry. Further information regarding these and other risks is included in CMGE’s annual report on Form 20-F for the year ended December 31, 2013 and other documents filed with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of the press release, and CMGE undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement CMGE’s financial results presented in accordance with U.S. GAAP, the Company uses non-GAAP financial measures, which are adjusted from results based on U.S. GAAP to exclude (1) share-based compensation expenses, (2) intangible assets impairment loss, and (3) independent committee investigation costs . Reconciliations of non-GAAP financial measures to U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

Non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of the Company’s continuing operations and prospects for the future. Non-GAAP financial information should not be considered a substitute for or superior to U.S. GAAP results. In addition, calculations of this non-GAAP financial information may be different from calculations used by other companies, and therefore comparability may be limited.

For investor and media inquiries, please contact:

China Mobile Games and Entertainment Group Limited

Tel: +852 2700 6108

E-mail: ir@cmge.com

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”), except for number of shares)

	As of December 31,	As of June 30,
	2013*	2014	2014
	RMB	RMB	US$
		(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	249,126	489,999	78,986
Restricted cash	15,725	—	—
Short-term investments	51,772	41,953	6,763
Accounts receivable	140,049	297,841	48,011
Prepayment and other current assets	91,585	183,415	29,566
Amount due from related party	6,097	—	—
Deferred tax assets	1,100	1,448	233

Total current assets	555,454	1,014,656	163,559

Non-current assets:
Property and equipment, net	13,085	19,975	3,220
Goodwill	564,841	564,841	91,051
Intangible assets, net	86,891	190,230	30,664
Prepayments	23,000	20,200	3,256
Long-term investments, net	2,000	91,765	14,792
Deferred tax assets	2,714	2,830	456
Other non-current assets	5,139	33,942	5,471

Total non-current assets	697,670	923,783	148,910

TOTAL ASSETS	1,253,124	1,938,439	312,469

LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term bank borrowing	14,000	—	—
Accounts payable	59,170	154,716	24,940
Accrued expenses and other liabilities	41,174	64,696	10,428
Deferred revenue	12,413	10,031	1,617
Income tax payable	1,851	3,981	642
Amounts due to related parties	—	1,896	306

Total current liabilities	128,608	235,320	37,933

Non-current liabilities:
Unrecognized tax benefits	9,970	10,462	1,686
Deferred tax liabilities	7,793	6,080	980
Other non-current liabilities	2,000	2,000	322

Total non-current liabilities	19,763	18,542	2,988

Total liabilities	148,371	253,862	40,921

Mezzanine equity
Contingently redeemable ordinary shares (US$0.001 par value, 26,485,961 shares authorized; 26,485,961 and nil shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively. Aggregate liquidation preference and redemption amount were RMB77,677 and nil as of December 31, 2013 and June 30, 2014, respectively).	77,677	—	—

Shareholders’ equity
Class A ordinary shares (US$0.001 par value, 750,000,000 shares authorized; 178,034,362 and 255,018,631 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively).	1,121	1,595	257
Class B ordinary shares (US$0.001 par value, 250,000,000 shares authorized; 180,821,228 and 180,821,228 shares issued and outstanding as of December 31, 2013 and June 30, 2014, respectively)	1,179	1,179	190
Additional paid-in capital	1,003,417	1,571,393	253,303
Retained earnings	19,635	108,798	17,538
Accumulated other comprehensive income/(loss)	122	(371)	(60)

Total China Mobile Games and Entertainment Group Limited’s equity	1,025,474	1,682,594	271,228
Noncontrolling interests	1,602	1,983	320

Total shareholders’ equity	1,027,076	1,684,577	271,548

TOTAL LIABILITIES, MEZZANINE EQUITY AND SHAREHOLDERS’ EQUITY	1,253,124	1,938,439	312,469

*	Amounts for the year ended December 31, 2013 were derived from December 31, 2013 audited consolidated financial statements.

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”),

except for number of shares and per share data)

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net Revenues
Games	54,319	214,705	274,590	44,263	83,338	489,295	78,873
Handset design	17,649	—	—	—	25,177	—	—

Total net revenues	71,968	214,705	274,590	44,263	108,515	489,295	78,873

Cost of revenues
Games	(22,302)	(79,652)	(107,023)	(17,252)	(37,048)	(186,675)	(30,092)
Handset design	(16,757)	—	—	—	(23,962)	—	—

Total cost of revenues	(39,059)	(79,652)	(107,023)	(17,252)	(61,010)	(186,675)	(30,092)

Gross profit	32,909	135,053	167,567	27,011	47,505	302,620	48,781
Operating expenses:
Selling expenses	(17,257)	(56,865)	(69,107)	(11,140)	(24,820)	(125,972)	(20,306)
General and administrative expenses	(17,430)	(23,160)	(32,249)	(5,199)	(31,248)	(55,409)	(8,932)
Research and development expenses	(11,394)	(17,423)	(22,591)	(3,642)	(20,169)	(40,014)	(6,450)
Impairment of intangible assets	—	—	—	—	(2,613)	—	—

Operating income (loss)	(13,172)	37,605	43,620	7,030	(31,345)	81,225	13,093
Interest income	782	498	3,760	606	1,187	4,258	686
Income from equity method investment	—	—	265	43	—	265	43
Other income	1,069	2,542	2,881	465	1,182	5,423	874
Change in fair value of contingently returnable consideration assets	(777)	—	—	—	(3,581)	—	—

Income (loss) before income taxes and noncontrolling interests	(12,098)	40,645	50,526	8,144	(32,557)	91,171	14,696
Income tax (expense) benefit	(482)	(5,991)	4,364	704	(1,615)	(1,627)	(262)

Net income (loss)	(12,580)	34,654	54,890	8,848	(34,172)	89,544	14,434

Accretion of contingently redeemable ordinary shares	(972)	—	—	—	(1,325)	—	—

Net income (loss) attributable to shareholders	(13,552)	34,654	54,890	8,848	(35,497)	89,544	14,434

Net income (loss) attributable to noncontrolling interests	639	33	348	56	572	381	61
Net income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(14,191)	34,621	54,542	8,792	(36,069)	89,163	14,373

Other comprehensive income (loss):
Foreign currency translation adjustment	623	(390)	(103)	(17)	511	(493)	(79)

Other comprehensive income (loss)	623	(390)	(103)	(17)	511	(493)	(79)

Comprehensive income (loss)	(12,929)	34,264	54,787	8,831	(34,986)	89,051	14,355

Comprehensive income (loss) attributable to noncontrolling interests	15	26	355	57	(52)	381	61
Comprehensive income (loss) attributable to China Mobile Games and Entertainment Group Limited’s ordinary shareholders	(12,944)	34,238	54,432	8,774	(34,934)	88,670	14,294

Earnings (loss) per ADS:
Basic	(0.66)	1.26	1.76	0.28	(1.67)	3.04	0.49
Diluted	(0.66)	1.16	1.66	0.27	(1.67)	2.84	0.46
Weighted average number of ADS:
Basic	21,656,736	27,474,947	31,072,626	31,072,626	21,656,736	29,283,725	29,283,725
Diluted	21,656,736	29,755,877	32,772,264	32,772,264	21,656,736	31,352,655	31,352,655

CHINA MOBILE GAMES AND ENTERTAINMENT GROUP LIMITED

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in thousands of Renminbi (“RMB”) and U.S. Dollars (“US$”))

	For the Three Months Ended				For the Six Months Ended
	June 30, 2013	March 31, 2014	June 30, 2014	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2014
	RMB	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net cash used in operating activities	(5,799)	(23,558)	(184)	(29)	(2,326)	(23,742)	(3,827)
Net cash used in investing activities	(15,595)	(64,494)	(152,075)	(24,514)	(22,338)	(216,569)	(34,911)
Net cash provided by financing activities	—	461,573	19,718	3,178	40	481,291	77,583

Exchange rate effect on cash and cash equivalents	(694)	(3)	(104)	(17)	(806)	(107)	(17)
Net increase (decrease) in cash and cash equivalents	(22,088)	373,518	(132,645)	(21,382)	(25,430)	240,873	38,828
Cash and cash equivalents, beginning of the period	125,394	249,126	622,644	100,368	128,736	249,126	40,158

Cash and cash equivalents, end of the period	103,306	622,644	489,999	78,986	103,306	489,999	78,986

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures

(Amounts in thousands of Renminbi (“RMB”) except for per ADS data)

	For the three months ended June 30, 2013			For the three months ended March 31, 2014			For the three months ended June 30, 2014
	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (a)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	46,081	(8,631)	37,450	97,448	(3,631)	93,817	123,947	(8,188)	115,759
Income (loss) from operations	(13,172)	8,631	(4,541)	37,605	3,631	41,236	43,620	8,188	51,808
Operating margin	-18.3%		-6.3%	17.5%		19.2%	15.9%		18.9%
Net income (loss)	(12,580)	8,631	(3,949)	34,654	3,631	38,285	54,890	8,188	63,078
Net margin	-17.5%		-5.5%	16.1%		17.8%	20.0%		23.0%
Net income (loss) attributable to CMGE	(14,191)	8,631	(5,560)	34,621	3,631	38,252	54,542	8,188	62,730
Net margin attributable to CMGE	-19.7%		-7.7%	16.1%		17.8%	19.9%		22.8%
Diluted earnings (loss) per ADS(d)	-0.66		-0.26	1.16		1.29	1.66		1.91

	For the six months ended June 30, 2013			For the six months ended June 30, 2014
	GAAP	Adjustment (c)	Non-GAAP	GAAP	Adjustment (b)	Non-GAAP
	RMB	RMB	RMB	RMB	RMB	RMB
Operating expenses	78,850	(17,072)	61,778	221,395	(11,819)	209,576
Income (loss) from operations	(31,345)	17,072	(14,273)	81,225	11,819	93,044
Operating margin	-28.9%		-13.2%	16.6%		19.0%
Net income (loss)	(34,172)	17,072	(17,100)	89,544	11,819	101,363
Net margin	-31.5%		-15.8%	18.3%		20.7%
Net income (loss) attributable to CMGE	(36,069)	17,072	(18,997)	89,163	11,819	100,982
Net margin attributable to CMGE	-33.2%		-17.5%	18.2%		20.6%
Diluted earnings (loss) per ADS(d)	-1.67		-0.88	2.84		3.22

(a)	Adjustment to exclude the share-based compensation expense of each period.
(b)	Adjustment to exclude the share-based compensation expense and independent committee investigation costs of each period.
(c)	Adjustment to exclude the share-based compensation expense and intangible assets impairment loss of each period.
(d)	1 ADS = 14 Ordinary Shares.